[Letterhead of Shearman & Sterling LLP]


                                                               November 22, 2006



VIA EDGAR TRANSMISSION
----------------------


Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3720
Washington, DC 20549
Phone:  202-551-3810


Re:               CBS Corporation
                  Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 16, 2006
                  Form 10-Q for the Quarter Ended June 30, 2006
                  Filed August 8, 2006
                  File No. 1-09553

Dear Mr. Spirgel:

         On behalf of our client, CBS Corporation (the "Company"), set forth below are the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), received in your letter dated October 31, 2006 concerning the Company's above-referenced periodic filings. Reference is made to the Company's letter filed with the SEC on October 4, 2006 (the "Initial Response Letter"), which responded to the comments made by the Staff in its letter dated September 7, 2006. For the purposes of this letter, the Company refers to its Form 10-K for the fiscal year ended December 31, 2006 as its "2006 Form 10-K." For your convenience, the Company's responses follow the sequentially numbered Comments copied in bold from your letter, dated October 31, 2006.



                               Confidential Treatment of Limited Portions of the
                                      Responses to Comments 2 and 3 Requested by
                                             CBS Corporation pursuant to Rule 83


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Form 10-K for the fiscal year ended December 31, 2005
-----------------------------------------------------



Revenue Recognition, page II-44.
--------------------------------

  1. We note your response to our prior comment 11. With respect to revenues from advertising sales, tell us, and disclose, how you determine that the earnings process is complete, or when "the targeted audience rating has been met." Please disclose your basis for measurement and your underlying assumptions if not measured independently.

         The Company respectfully submits that when it sells advertising spots with guarantees for a targeted audience rating, the earnings process is complete for the audience delivered when such advertising spots are aired. The Company determines the audience delivered, on a contract-by-contract basis, using ratings data published by independent audience ratings measurement companies such as Nielsen Media Research. Revenues are deferred for any shortfall in the audience rating with respect to an advertising spot until such time as the required audience rating is delivered, which typically occurs upon airing additional advertising spots, as required by the underlying contract. In response to the Staff's Comment, the Company will add the underlined sentences in the following proposed disclosure in its future filings, beginning with its 2006 Form 10-K (as part of the Revenue Recognition section of Note 1, Summary of Significant Accounting Policies):

      "Advertising revenues are recognized in the period during which advertising spots are aired or displayed. If there is a guarantee to
                                               --------------------------
     deliver a targeted audience rating, revenues are recognized for the actual
     --------------------------------------------------------------------------
     audience rating delivered, based on the ratings data published by
     -----------------------------------------------------------------
     independent audience ratings measurement companies. Revenues are deferred
     -------------------------------------------------------------------------
     for any shortfall in the audience rating with respect to an advertising
     -----------------------------------------------------------------------
     spot until such time as the required audience rating is delivered."
     -----------------------------------------------------------------



3) Goodwill and Intangible Assets, page II-51
---------------------------------------------

  2. We refer to your response to prior comment 15 regarding your radio business.

    o With respect to your determination of your Radio operating segment, tell us if the information that is provided to your CEO on a regular basis contains information about each of your radio stations OR your radio stations by geographic area.

         The Company respectfully notes that information that is provided to the Company's Chief Executive Officer ("CEO") on a regular basis to make decisions about resources to be allocated to, and investments to be made in, the Radio operating segment and to assess this segment's performance is prepared at the overall Radio operating segment level and does not contain information about individual radio stations or the Radio operating segment's five geographic



                               Confidential Treatment of Limited Portions of the
                                      Responses to Comments 2 and 3 Requested by
                                             CBS Corporation pursuant to Rule 83


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components. Specifically, the following Radio operating segment financial information is regularly provided to the CEO and used to make resource allocation and investment decisions, and to assess performance:

         o Radio operating segment Statement of Operations accompanied with detailed analytical analyses, including a comparison of actual Radio operating segment revenue and expenses to corresponding prior year and budget amounts;

         o Price volume analysis for Radio operating segment advertising revenues;

         o Radio operating segment Statement of Cash Flows, including capital expenditures and working capital changes; and

         o    Radio operating segment Balance Sheet.

         Consistent with the foregoing management approach, the Radio operating segment revenue and operating income before depreciation and amortization ("OIBDA") information in the annual budget and Operations Report, which provides quarterly financial and other highlights on total Company and operating segment performance, and which is regularly reviewed by the CEO with the Company's Board of Directors, is presented on an overall Radio operating segment level.

         The Company respectfully notes that certain revenue-based information is provided to the CEO on a regular basis, including:

         o Weekly advertising revenue pacing information by "Designated Market Areas," as defined by Nielsen Media Research, divided into top 5, top 10, top 20 and "all other" markets, which provides current advertising revenue information; and

         o Program ratings information which assists in understanding the current revenues and future revenue potential of significant radio programs that are broadcast across many of the radio stations.

         In addition, the Company respectfully notes that on a quarterly basis, the CEO is copied, as part of a wide distribution, on the Company's Budget/Estimate Book and the press release package, which include Radio operating segment information principally prepared on an operating segment basis. These packages also include a supplemental "roll-up" schedule of revenues and OIBDA by the Radio operating segment's 40 "Designated Market Areas", as defined by Nielsen Media Research, divided into top 10, top 20 and "all other" markets. The CEO does not review nor participate in the meetings to discuss the information in the Budget/Estimate Book or press release package, nor is the supplemental "roll-up" schedule used, to make resource allocation and investment decisions or to assess performance, as such OIBDA information excludes certain shared corporate expenses such as employee-related expenses and rating agency fees. This supplemental "roll-up" schedule is prepared in order to



                               Confidential Treatment of Limited Portions of the
                                      Responses to Comments 2 and 3 Requested by
                                             CBS Corporation pursuant to Rule 83




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provide some background and context about market-based information in order to assist the Company in assessing the qualitative public disclosures made by the Company.

    o With respect to your conclusion that your five geographic regions or components comprise a single reporting unit:

         o We note your statement that these five components have similar economic characteristics. Please tell us whether each of your components exhibit similar long-term financial performance and describe in detail what information you analyze to make that determination.

         The Company respectfully notes that in addition to the qualitative similarities that the five components exhibit, as described in the Company's Initial Response Letter, from a quantitative perspective, these components also exhibit similar long-term financial performance. Specifically, the OIBDA margins for these five components averaged between **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** and **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** over the past three completed fiscal years. The Company respectfully notes that EITF D-101, "Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142" ("EITF D-101"), states that the assessment of whether components of an operating segment are similar should be more qualitative than quantitative.

         o We note your discussion of "the extent to which the component businesses share assets and other resources." It is unclear to us how your 179 radio stations share physical assets such as facilities and radio broadcast equipment. It is also unclear how your radio stations in differing geographic areas share management, accounting, engineering and other resources. Your analysis that the sharing of corporate resources or other centralized operations does not appear sufficient enough to support aggregation of these five components. Please advise.

         The Company acknowledges the Staff's Comment that certain physical assets, such as buildings, radio station equipment, as well as certain individual radio station on-site resources like the individual station management and bookkeeping functions are not shared. However, the Company respectfully notes that a significant portion of the Radio operating segment's assets and resources are shared, as described below.

    o Programming - Programming costs represent a significant portion of the Radio operating segment's total operating costs. The Radio operating segment's most profitable programs are its syndicated morning shows and network programs that are shared by many of its radio stations. These programs comprise a significant portion of total programming costs. These assets are acquired, negotiated and managed centrally.



                               Confidential Treatment of Limited Portions of the
                                      Responses to Comments 2 and 3 Requested by
                                             CBS Corporation pursuant to Rule 83


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         o    Talent Contracts - The negotiation and management of key talent that broadcast on many of the Radio operating segment's radio stations is a shared function that is performed centrally at the Radio operating segment's corporate office.

    o National Advertising Revenues and Accounts Receivables - A significant portion of the Radio operating segment's total advertising spot revenues are derived from national advertising arrangements, as described in the Company's Initial Response Letter. National advertising revenues and the related receivables (including collections from national advertisers) are managed centrally on behalf of the individual radio stations.

         o Advertising Agency Relationships - Advertising commissions paid to advertising agencies represent a significant cost for the Radio operating segment. The management of advertising agency relationships is a shared function and all agreements and relationships with advertising agencies are entered into and managed centrally by the Radio operating segment's corporate office.

         o Rating Agency Agreements - Program ratings determine the amount of advertising revenue to be recognized by the individual radio stations. The management of the rating agency is a shared function that is managed centrally, and, as such, all rating agency agreements cover all of its radio stations and are negotiated centrally.

    o Traffic Systems - The Radio operating segment's primary system to track advertising spots is a common system shared by all 179 of its radio stations, from which all of the Radio operating segment's advertising revenue is tracked.

    o Accounting, Treasury, Tax, Insurance, Legal, Employee Benefits and Human Resources - Each of the components of the Radio operating segment share and benefit from these functional resources that are performed centrally on behalf of all the radio stations. For example, all radio stations' cash management, employee benefit programs, insurance coverage, accounting policies and procedures, legal functions, and tax matters are handled by the applicable departments at the Radio operating segment's corporate office.

         The Company respectfully notes that EITF D-101 requires consideration of all of the factors in paragraph 17 of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), and all of the factors delineated in EITF D-101 in determining whether the components of an operating segment exhibit similar economic characteristics. The Company respectfully notes that it considered all nine of the qualitative factors set forth in paragraph 17 of SFAS 131 and EITF D-101 in concluding that its Radio operating segment components are similar. The Company also respectfully notes that EITF D-101 states that "the [FASB] did not intend that every factor must be met in order for two components to be economically similar." In addition to the discussion of the third factor in EITF



                               Confidential Treatment of Limited Portions of the
                                      Responses to Comments 2 and 3 Requested by
                                             CBS Corporation pursuant to Rule 83


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D-101 set forth above, the Company respectfully refers the Staff to its discussion of the other eight factors in the Initial Response Letter.



Form 10-Q for the Quarterly Period Ended June 30, 2006
------------------------------------------------------



Description of Business, page 6
-------------------------------

  3. We note your response to our prior comment 18. Tell us if the information that is provided to your CEO on a regular basis contains information about each of your Television components, such as CBS Television, CBS Paramount Television, Showtime Networks and CSTV Networks.

         The Company respectfully notes that the Company's CEO makes resource allocation and investment decisions, and assesses performance at the Television operating segment level. The following Television operating segment financial information is regularly provided to the CEO:

         o Statement of Operations, including detailed analytical analysis comparing actual Television operating segment revenue and expenses to corresponding prior year and budget amounts;

         o    Statement of Cash Flows;

         o    Revenues by type (e.g., advertising, license and affiliate fees);

         o Weekly advertising revenue pacing information, which provides current advertising revenue information for the Television operating segment's advertising-based businesses; and

         o Ratings information which assists in understanding the current revenues and future revenue potential of significant television programs that are exhibited or licensed across the Television operating segment's components.

         The Company respectfully notes that the above-listed revenue-related information includes some disaggregated information that relates to the Television operating segment components. In addition, the Statement of Operations and the Statement of Cash Flows information described above are accompanied by a "roll-up" of the four Television operating segment components. However, the component "roll-up" information is provided to the CEO as part of a wide distribution, and is not utilized by him to make resource allocation and investment decisions, and to assess performance. The Company respectfully notes that the component "roll-up" information is prepared for the Television Segment Manager who regularly meets with the Television operating segment component executives to review such information. In addition, detailed reviews and analyses of that information are performed at levels below that of the CEO by the Chief Financial Officer, Chief Accounting Officer, as well as the Television operating segment component executives. The CEO does not participate in these



                               Confidential Treatment of Limited Portions of the
                                      Responses to Comments 2 and 3 Requested by
                                             CBS Corporation pursuant to Rule 83


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meetings at which those detailed reviews and analyses occur.

         Consistent with the level at which the CEO makes resource allocation and investment decisions, and assesses performance, the Television operating segment revenue and OIBDA information in the annual budget and Operations Report, which is regularly reviewed by the CEO with the Company's Board of Directors, is currently presented on an overall Television operating segment level, with only revenues broken down by type (e.g., advertising, license and affiliate fees).

         The Company respectfully notes that the CEO makes resource allocation and investment decisions, and assesses performance only at the Television operating segment level due to the interrelationships and interdependencies that exist among the four Television operating segment components. Since most individual television programs generate revenues across different components within the Television operating segment, the CEO makes programming return on investment decisions on an overall Television operating segment basis. By managing its programming investment decisions in this manner, the Company believes it is able to achieve a greater return on its programming investments if it analyzes the return of the overall Television operating segment for each programming dollar spent. Accordingly, the Company does not attempt to match programming and other costs with the related revenues generated by each of the Television components nor does it allocate certain shared costs borne by one component for the benefit of the other components. There are also synergistic benefits of managing television and cable networks, television stations and television production, distribution and syndication operations together as these businesses are complementary in nature. Such benefits include the cost efficiencies achieved in sharing the functional and back office efforts across the television businesses, resulting in a higher value and economic utility of the combined businesses. Because of the manner in which the CEO manages the Television operating segment and the way shared programming and other shared costs are reported by the individual Television operating segment components, profitability measures and return on investment analyses for the individual components of the Television operating segment can be misleading without considering the profits and returns of the Television operating components in the aggregate. The Company respectfully submits the following examples for the Staff's consideration:

         o The CBS Paramount Television component produces programs primarily for exhibition on the CBS Television component's CBS Network and the owned and operated television stations, and on Showtime Networks. These arrangements are in line with the basis of the CEO's approach to make programming return on investment decisions on the overall Television operating segment. The CBS Paramount Television component, in this example, will reflect the production costs and may therefore incur a net loss on the investment.

         o CBS Paramount Television distributes CBS Television and Showtime owned programming. **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83**.



                               Confidential Treatment of Limited Portions of the
                                      Responses to Comments 2 and 3 Requested by
                                             CBS Corporation pursuant to Rule 83


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         o    The CBS Television component oversees the Television operating segment's overall digital activities, where content from CBS Networks, Showtime Networks, CBS Paramount Television and CSTV is distributed. The shared costs associated with these activities are solely reflected in the CBS Television component.

         In summary, the Company respectfully submits that notwithstanding the fact that the Company's CEO does receive some disaggregated information with respect to the components of the Television operating segment, this does not cause these components to be considered operating segments. As noted above, such information provided to the Company's CEO on a regular basis is either (a) only revenue-related information or (b) profitability information which is subject to the above-described limitations with respect to its usage and is not utilized by the Company's CEO to make resource allocation and investment decisions, and to assess performance. The Company's CEO performs such analyses only at the overall Television operating segment level.

         Additionally, please address the following when determining whether your television components meet the operating segment criterion in paragraph 10.b of SFAS 131:

    o The fact that in a recent earnings call, the CEO specifically referred to performance metrics and discrete information related to certain of your respective divisions, including Showtime, CBS Television Stations and CSTV, and

         The CEO does, from time to time, refer to discrete, primarily qualitative information related to certain components of the Television operating segment in CBS earnings release conference calls. With respect to quantitative information, because profitability information related to the Television operating segment components is limited, as described above, the Company's public financial disclosures and references by the CEO on earnings calls about components have been limited to revenue or revenue-related measures.

    o The basis of compensation for each of the television executives and the degree of involvement of your CEO in setting the total compensation.


   **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83**


                               Confidential Treatment of Limited Portions of the
                                      Responses to Comments 2 and 3 Requested by
                                             CBS Corporation pursuant to Rule 83

                                     * * * *

         We hereby acknowledge on behalf of the Company that:

    o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.





                                            Sincerely,




                                            /s/ Stephen T. Giove
                                            --------------------
                                            Stephen T. Giove

cc: Leslie Moonves, President and Chief Executive Officer
    Fredric G. Reynolds, Executive Vice President and Chief Financial Officer Susan Gordon, Senior Vice President, Controller and Chief Accounting Officer Louis J. Briskman, Executive Vice President and General Counsel
    Charles K. Gifford, Chair of the Audit Committee
    Robert Conklin, PricewaterhouseCoopers LLP
    Kathryn T. Jacobson, Securities and Exchange Commission








                               Confidential Treatment of Limited Portions of the
                                      Responses to Comments 2 and 3 Requested by
                                             CBS Corporation pursuant to Rule 83